

The Morgan Crucible Company plc

Quadrant, 55-57 High Street,
Windsor, Berkshire SL4 1LP
Telephone: 01753 837000
Telefax: 01753 850872
www.morgancrucible.com

4th April 2006

Office of International Corporate Fi
Division of Corporation Finance
Securities and Exchange Commissi
450 Fifth Street, N.W.
Washington, DC 20549


06012433

SUPPL

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

David Coker
Company Secretary



Enclosure

Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Acquisition
Released	09:11 03-Apr-06
Number	8411A

ISSUER	**FILE NO.**
The Morgan Crucible Company plc	82-3387

RNS Number:8411A
Morgan Crucible Co PLC
03 April 2006

3rd April 2006

ACQUISITION OF CERAMIC FIBRES BUSINESS

The Morgan Crucible Company plc is pleased to announce that its Insulating Ceramics division has completed the acquisition of the Vesuvius ceramics fibres business from Cookson Group plc as announced last month.

Enquiries:

The Morgan Crucible Company plc 01753 837 000
Victoria Gould

Finsbury 020 7251 3801
Robin Walker

This information is provided by RNS
The company news service from the London Stock Exchange

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ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Director/PDMR Shareholding
Released	15:48 04-Apr-06
Number	9748A

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

The Morgan Crucible Company plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

DR 3.1.4R(1)(a)

3. Name of *person discharging managerial responsibilities*

Dr Andrew Joseph Hosty

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Mrs Bridget Theresa Hosty

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

3 & 4

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares of 25p

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Dr Andrew Joseph Hosty 8,301 shares Mrs Bridget Theresa Hosty 6,560 shares

State the nature of the transaction

Sale of Shares

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

Dr Andrew Joseph Hosty 4,800 shares Mrs Bridget Theresa Hosty 5,800 shares

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.004%

13. Price per *share* or value of transaction

Dr Andrew Joseph Hosty 4,800 shares at 236p Mrs Bridget Theresa Hosty 4,585 shares at 236p and 1,215 shares at 235p

14. Date and place of transaction

4th April 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

Dr Andrew Joseph Hosty 3,501 shares 0.0012% Mrs Bridget Theresa Hosty 760 shares 0.0002%

16. Date issuer informed of transaction

4th April 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

None……………………………….

24. Name of contact and telephone number for queries

Mr Paul Andrew Boulton telephone 01753 837000

Name and signature of duly authorised officer of *issuer* responsible for making notification

Mr Paul Andrew Boulton

Date of notification

4th April 2006

……………………………….

……………………………….

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